# U.S. SECURITIES INTERNATIONAL CORP.

## FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

## YEAR ENDED SEPTEMBER 30, 2020

# TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 18118 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U S Securities Intl Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Coppa 212-227-0800
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA
(Name – *if individual, state last, first, middle name*)

260 Middle Country Rd (Address) Selden (City) NY (State) 11784 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Securities International Corp, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SECRETARY - TREASURER

Title

Notary Public

**Kenara Woods**
Commissioner of Deeds, State of New York
No.2-14257
Qualified in New York County
Certified in Kings Couny
Commission Expires November 1, 2022
The UPS Store | 82 Nassau St | 212.406.9010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## MICHAEL DAMSKY CPA, P.C.
## 260 MIDDLE COUNTRY ROAD SUITE 8B
## SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER: PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

US Securities International Corp.
New York, NY 10271

**Opinion on the Financial Statements**

I have audited the accompanying statement of financial condition of US Securities International Corp as of September 30, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly in all material respects the financial position of US Securities International Corp as of September 30, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of US Securities International Corp management. My responsibility is to express an opinion on US Securities International Corp financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to US Securities International Corp in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. '' audit also included evaluating the accounting principles used and significant estimates made by management, as ill as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Auditor's Report on Supplemental Information**

The Schedule I Computation of Net Capital under SEC Rule 15c3-1 and Schedule II Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of US Securities International Corp.'s financial statements. The supplemental information is the responsibility US Securities International Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule 1, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as the auditor for US Securities International Corp since 2012.

*Michael Damsky*

**Michael Damsky CPA, P.C.**
Selden, New York
December 14, 2020

## U.S. SECURITIES INTERNATIONAL CORP.

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2020

### ASSETS

Current Assets:

| | |
|---|---:|
| Cash and cash equivalents | $ 55,216 |
| Due From Broker | 63,124 |
| Securities | 1,777,317 |
| Advances to employees | 438,118 |
| Right of use asset (net of amortization) | 171,404 |
| | $ 2,505,179 |

### LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:

| | |
|---|---:|
| Accounts Payable and Accrued Expenses | $ 12,700 |
| Operating Lease Liability | 171,404 |
| Deferred taxes | 244,307 |
| | $ 428,411 |

Stockholders' Equity:
Common Stock, $1.00 par value

| | |
|---|---:|
| Nonvoting, authorized 10,000 shares; issued and outstanding 86 shares | 38 |
| Voting, authorized 10,000 shares; issued and outstanding 6 shares | 2 |
| Retained Earnings | 2,076,728 |
| | 2,076,768 |
| | $ 2,505,179 |

"See Accompanying Notes and Independent Auditors Report"

## U.S. SECURITIES INTERNATIONAL CORP.

## STATEMENT OF OPERATIONS

## YEAR ENDED SEPTEMBER 30, 2020

### Revenue

| | |
|---|---|
| Commissions | $ 423,417 |
| Interest & Dividends | 37,527 |
| Gain on Sale of Securities | (528,902) |
| Other Income | 10,800 |
| | (57,158) |

### Expenses

| | |
|---|---|
| Compensation expense | 246,876 |
| Clearing and execution expense | 143,702 |
| Miscellaneous operating expense | 42,332 |
| Professional fees | 162,435 |
| Occupancy | 108,809 |
| Insurance | 11,283 |
| Regulatory fees | 7,053 |
| Communication and market data | 4,666 |
| | 727,156 |

| | |
|---|---|
| Net (Loss) before Provision for Income Taxes | (784,314) |
| Provision for federal income tax | (160,180) |
| Provision for state and local taxes | (159,592) |
| | (319,772) |
| Net Loss | $ (464,542) |

"See Accompanying Notes and Independent Auditors Report"

# U.S. SECURITIES INTERNATIONAL CORP.

## STATEMENT OF CASH FLOWS

## YEAR ENDED SEPTEMBER 30, 2020

Cash Flows from Operating Activities:

| | | |
|---|---|---:|
| Net Loss | $ | (464,542) |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| (Increase) in due from broker | | (2,196) |
| Decrease in advances to employees | | 380 |
| Decrease in accounts payable and accrued expenses | | (77,722) |
| Decrease in Market value of securities | | 764,677 |
| Increase (decrease) in Deferred taxes | | (245,097) |
| Net cash Used in operating activities | $ | (24,500) |
| Net decrease in cash | | (24,500) |
| Cash at beginning of year | | 79,716 |
| Cash at end of year | $ | 55,216 |

Supplemental disclosure of non-cash activities:

| | | |
|---|---|---:|
| Initial recognition of operating lease right of use asset | $ | 242,823 |
| Initial recognition of operating lease liability | $ | 242,823 |
| Reduction in right of use asset resulting from reductions in lease obligation | $ | 71,418 |

Supplemental disclosure of cash flow information:

| | | |
|---|---|---:|
| Cash paid for interest as part of Right of Use Asset | $ | 4,107 |
| Cash paid for Income taxes | $ | 0 |

"See Accompanying Notes and Independent Auditors' Report"

## U.S. SECURITIES INTERNATIONAL CORP.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## YEAR ENDED SEPTEMBER 30, 2020

|  | Common Stock (non-Voting) | Common Stock (voting) | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at October 1, 2019 | $ 38 | $ 2 | $ 2,541,270 | $ 2,541,310 |
| Net (loss) from operations | - | - | (464,542) | (464,542) |
| Balance at September 30, 2020 | $ 38 | $ 2 | $2,076,728 | $ 2,076,768 |

"See Accompanying Notes and Independent Auditors Report"

## U.S. SECURITIES INTERNATIONAL CORP.

## NOTES TO FINANCIAL STATEMENTS

## SEPTEMBER 30, 2020

### NOTE 1—Nature of Business

**Organization**

U.S. Securities International Corp. (the "Company') incorporated in the State of New York on June 24, 1974. The Company was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) the Chicago Board Options Exchange (CBOE). The Company is also a member of the (Securities Investor Protection Corporation (SIPC).

All of the Company's executable trades are cleared through its clearing broker on a fully disclosed basis. The Company does not carry customer accounts. The Company is classified by its Designated Regulatory Authority (DRA) FINRA, as an Introducing non-clearing broker-dealer. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

### NOTE 2-- Summary of Significant Accounting Policies

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit. At September 30, 2020, the Company's cash did not exceed the limit.

**Receivable from and Deposit with Clearing Broker**

Receivables from clearing broker on the statement of financial condition consist of commissions earned by the Company that are held with the clearing broker as follows:

| | |
|---|---|
| Commission receivable | $ 13,124 |
| Clearing deposit | 50,000 |

**U.S. SECURITIES INTERNATIONAL CORP.**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2020**

**NOTE 2-- Summary of Significant Accounting Policies (cont.)**

**Revenue**

The Company records all securities transactions on a trade-date basis at which point the Company has completed its performance obligations.

**Income Taxes**

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740'). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company adopted this policy for the current year. The Company has a Net Operating Loss Carryover in the amount of $160,270. The Company recorded deferred taxes on unrealized gains on securities net of the Net Operating Loss.

**Fair Value Measurements**

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

# U.S. SECURITIES INTERNATIONAL CORP.

## NOTES TO FINANCIAL STATEMENTS

### SEPTEMBER 30, 2020

**Fair Value Measurements-cont'd**

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

*Level 1.* These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

*Level 2.* These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3.* These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

**Note 3-- Fair Value of Financial instruments**

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, using level 1 value measurement. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

| | | |
|---|---|---|
| Mutual funds | | $ 18,778 |
| Type of Securities | Industry | |
| PFD | Financial | 4,475 |
| PFD | Industrial | 4,568 |
| PTR | Energy | 32,924 |
| PTR | Utilities | 8,140 |
| PFED | Energy | 19,110 |
| Common | Financial | 1,672,907 |
| Common | Real Estate | 6,736 |
| Common | Energy | 4,313 |
| Common | AUO | 5,366 |
| | | $ 1,777,317 |

**U.S. SECURITIES INTERNATIONAL CORP.**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2020**

### NOTE 4—Loss on Sale of Securities

Loss on Sale of Securities amounted to $528,902 for the year ended September 30, 2020.

| | |
|---|---|
| Consisted of realized Gains | $ 225,016 |
| Unrealized losses | (753,918) |

### NOTE 5-- Deposit with Clearing Broker

The Company maintains cash deposited with its clearing firm pursuant to a fully disclosed clearing agreement ("Clearing Agreement") entered into on October 9, 2003 with additional amendments added through January 23, 2008, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Clearing Agreement. At September 30, 2020, the Company had $50,000 deposited with its clearing firm

### NOTE 6- Concentration of Risk

The Company maintains its cash with major financial institutions, which at times may exceed the FDIC limit. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to its securities business. The responsibility for processing customer activity rests with its clearing broker. The Company's clearing agreement provides that credit losses relating to unsecured debits or unsecured short positions of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker is therefore, exposed to the risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case it may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss by the clearing broker is charge back to the Company.

**U.S. SECURITIES INTERNATIONAL CORP.**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2020**

**NOTE 7 – Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at December 1, 2019, the effective date of the current lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short- term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

**Operating Lease**

The Company has obligations as a lessee for office space, with initial non-cancellable terms in excess of one year, and does not include termination options for either party to the lease or restrictive financial or other covenants. The Company has classified this lease as an operating lease. On the September 30, 2020 Statement of Financial Condition, the Company is reporting an operating lease right of use asset in the amount of $171,404 and an operating lease liability of $171,404. A discount rate of 6.0% was used when measuring the Operating lease right of use asset and the Operating lease liability at initial application of the new accounting standard on December 1, 2019. The company rents space from a related party in the amount of $1,500 per month for record safekeeping.

**U.S. SECURITIES INTERNATIONAL CORP.**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2020**

## NOTE 8 --RIGHT OF USE ASSET AND LEASE LIABILITY

The Company leases office space under an operating lease that expires in 2022. During the year ended September 30, 2020 occupancy costs were $90,809.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, Maturities of lease liability payments are as follows:

| | |
|---|---|
| September 30, 2021 | 90,630 |
| September 30, 2022 | 90,630 |

## NOTE 9 – Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering employees. For the year ended September 30, 2020, the Company contributed $38,187 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2019 through September 30, 2020. In addition the company reimburses its staff for medical expenses as bills are submitted. There is no written plan for this reimbursement.

## NOTE 10 -- Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule (Rule 15c3-1), which requires broker dealers to minimum maintain net capital. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 for ongoing concerns. The Rule requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as those terms are defined in the Rule. At September 30, 2020, the Company had a net capital of $1,397,127 which was $1,392,127 in excess of its required net capital of $5,000. The Company's net capital ratio was .91 to 1.

The Company is exempt for the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records.

**U.S. SECURITIES INTERNATIONAL CORP.**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2020**

**NOTE 11-- Related party transactions**

At September 30, 2020 the Company advanced funds of $438,118 to its employees. These advances do not bear interest.

The Company rents property on a monthly basis from a firm owned by an executive officer and shareholder of the Company, for the purpose of record retention and data security. For the year ended September 30, 2020, such rental payments aggregated $18,000 and are included in operations.

**NOTE 12 - Subsequent Events**

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after September 30, 2020, through the date of issuance of these financial statements on December 14, 2020

During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

**NOTE 13 – Corona virus disclosure**

Since December 31, 2019, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended September 30. 2020 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

**SUPPLEMENTARY INFORMATION**

**U.S. SECURITIES INTERNATIONAL CORP.**

**COMPUTATION OF NET CAPITAL**

**YEAR ENDED SEPTEMBER 30, 2020**

Computation of Net Capital:

| | |
|---|---:|
| Total Ownership Equity | $ 2,076,768 |
| Add: Other Allowable Credits – Deferred Taxed Payable | 244,307 |
| | 2,321,075 |
| Less: Non-Allowable assets | 438,118 |
| Tentative net capital | 1,882,957 |
| Less: Haircuts on Securities | 264,015 |
| Less: Undue concentration on Securities | 221,815 |
| | 485,830 |
| Net Capital | $ 1,397,127 |

Computation of Basic Net Capital Requirement

| | |
|---|---:|
| Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness) | $ 847 |
| Minimum Dollar Net Capital | $ 5,000 |
| Net Capital Requirement | $ 5,000 |
| Net Capital | $ 1,397,127 |
| Excess Net Capital | $ 1,392,127 |

Computation of Aggregate Indebtedness

| | |
|---|---:|
| Aggregate Indebtedness: Accounts Payable and Accrued Liabilities | $ 12,700 |
| Liabilities Excluded from Aggregate Indebtedness | 415,711 |
| Total Liabilities | $ 428,411 |
| Ratio of Aggregate Indebtedness to Net Capital | $ .91 to 1 |

"See Accompanying Notes and Accountants' Report"

**U.S. SECURITIES INTERNATIONAL CORP.**

**RECONCILIATION OF NET CAPITAL**

**YEAR ENDED SEPTEMBER 30, 2020**

**Statement pursuant to Rule 17a-5(d)(4)**

The Company amended its computation of net capital included in Part IIA of Form X-17A-5 at September 30, 2020 as follows:

| | |
|---|---:|
| Net Capital per original FOCUS report | $ 887,741 |
| Adjustment for allowable deferred taxes | 244,307 |
| Adjustment to deferred taxes | 179,024 |
| Adjustment to Accounts Payable and accrued expenses | 77,722 |
| Adjustment to haircuts | 8,333 |
| Net Capital per Amended Focus | $ 1,397,127 |

## U.S. SECURITIES INTERNATIONAL CORP.

## OTHER INFORMATION

## YEAR ENDED SEPTEMBER 30, 2020

**Computation for Determination of the Reserve Requirements:**

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

**Information Relating to Possession or Control Requirements:**

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at September 30, 2020.

**MICHAEL DAMSKY CPA, P.C.**
**260 MIDDLE COUNTRY ROAD**
**SELDEN, NEW YORK 11784**
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors of
U.S. Securities International Corp.
New York, NY 10271

To the Board of Directors:

I have reviewed management's statements, included in the accompanying Financial Report in which U.S. Securities International Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the company claimed an exemption from 17 C.F.R. § 240.15c3-3: U.S. Securities International Corp. identified 15c-3-3(k)(2)(ii) and U.S. Securities International Corp. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Securities International Corp. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Securities International Corp. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii)*, of Rule 15c3-3 under the Securities Exchange Act of 1934.

**MICHAEL DAMSKY CPA, P.C.**

*Michael Damsky*

Selden, New York

December 14, 2020

# U.S. SECURITIES, INT'L. CORP.

120 BROADWAY, SUITE 1017
NEW YORK, NEW YORK 10271

(212) 227-0800

### 2020 Exemption Report Notice Pursuant to 15c3-3

December 14, 2020

U.S. Securities International Corp

U.S. Securities International Corp., the firm, is a registered broker-dealer. To the best of its knowledge and belief, has met affirms and attests to the following information, declaration and statements, pursuant to the annual report herein incorporated by reference as true, accurate and factual, as expressed herein, which is the status of the firm at all times during most recent fiscal year ending September 30, 2020. The firm maintained at all times the exemption provisions in paragraph k2(ii). Specifically the mechanism of the exemption provision, the functional application of the regulation as applied in this report to the operation of U.S. Securities International Corp. The firm is a non-carrying broker-dealer, claiming an exemption from Rule 15c3-3 and therefore is required to file an Exemption Report asserting that it is exempt from the provisions of Rule 15c3-3 because it meets one or more of the conditions with respect to its business activities under Rule 15c3-3 k2(ii).

The firm is an introducing broker or dealer, clears all transactions with and for all customers on a fully disclosed basis with its clearing broker and the firm promptly transmits all customer funds and securities to the clearing broker or dealer who carries all of the accounts of the firms customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 incorporated by reference of applicable sections of 15c3 as are customarily made and kept by a clearing broker or dealer, of Rule 15c3-3 throughout the most recent fiscal year ending September 30, without any exception, actual or apparent; there are no exceptions noted for the firm for fiscal year September 30, 2020.

The firm further attests and represents in this exemption report it has met the identified exemption provisions throughout the most recent fiscal year without exception; therefore to the best of its knowledge it has not identified any exception during the during frame of this report.

Attested:
U.S. Securities International Corp.

I William Coppa affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Respectfully,

